UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2024

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Kolibri Global Energy Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on February 23, 2024 (the “Original 6-K”), solely for the purpose of adding Exhibits 99.1 through 99.3, which were inadvertently omitted from the Original 6-K. No other changes were made to the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: April 16, 2024	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice Regarding Change of Auditor dated February 18, 2024
99.2	Predecessor Auditor Letter from KPMG LLP dated February 20, 2024
99.3	Change of Auditor Letter from Marcum LLP dated February 22, 2024